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                                                                    EXHIBIT 13
                                July 1, 1994


Board of Directors
AIM International Funds, Inc.
11 Greenway Plaza, Suite 1919
Houston, TX  77046-1173

RE:      Initial Capital Investment in
         AIM International Funds, Inc. (the "Fund")

Gentlemen:

         We are purchasing shares of the Fund for the purpose of providing initial investment for the three new investment portfolios of the Fund. The purpose of this letter is to set out our understanding of the conditions of and our promises and representations concerning this investment.

         1. We hereby agree to purchase shares equal to the following dollar amount for each portfolio:

                AIM Global Aggressive Growth Fund                $ 1,000,000
                AIM Global Growth Fund                             1,000,000
                AIM Global Income Fund                             2,000,000

         2. We understand that the initial net asset value per share for each of the portfolios named above will be $10.00.

         3. We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Fund.

                We further agree to provide the applicable Fund with at least 10 days' advance written notice of any intended redemption and agree that we will work with the Fund with respect to the amount of such redemption so as not to place a burden on the Fund and to facilitate normal portfolio management of the Fund.


                                        Sincerely yours,

                                        A I M ADVISORS, INC.


                                        /s/ ROBERT H. GRAHAM